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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                              Datalink Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    237934104
                                 (CUSIP Number)


                                  May 22, 2002
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 237934104

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Needham Management Partners, L.P.
   13-3683491

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [ ]
                                                (b) [x]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            883,000
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          None
   PERSON WITH
                    7 SOLE DISPOSITIVE POWER

                       883,000
                    8  SHARED DISPOSITIVE POWER

                       None

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         883,000 shares of common stock, par value $0.001, of the Issuer ("Shares") (includes: (i) 400,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., 200,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and 155,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P.; and (ii) immediately exercisable warrants to purchase 68,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., 34,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and 26,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P. which Needham Management Partners, L.P. may be deemed to beneficially own by virtue of its position as general partner of each of the above private limited partnerships)

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES       [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.5% (assumes full exercise of warrants discussed in Item 9 above).
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12       TYPE OF REPORTING PERSON

         PN
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CUSIP NO. 237934104

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George A. Needham

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [ ]
                                                (b) [x]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          883,000
   PERSON WITH
                    7 SOLE DISPOSITIVE POWER

                       None

                    8 SHARED DISPOSITIVE POWER

                       883,000

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         883,000 Shares (includes: (i) 400,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., 200,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and 155,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P.; and (ii) immediately exercisable warrants to purchase 68,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., 34,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and 26,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P. which Mr. Needham may be deemed to beneficially own by virtue of his position as Managing General Partner of Needham Management Partners, L.P.).

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES       [ ]


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.5% (assumes full exercise of warrants discussed in Item 9 above).
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12  TYPE OF REPORTING PERSON

    IN
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Item 1(a)     NAME OF ISSUER:

              Datalink Corporation

Item 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              8170 Upland Circle
              Chanhassen, MN 55317

Item 2(a)     NAME OF PERSON FILING:

              The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Needham Management Partners, L.P. in its capacity as general partner of each of Needham Emerging Growth
                  Partners, L.P., Needham Contrarian Fund, L.P. and Needham Emerging Growth Partners (Caymans), L.P.; and

                  ii) George A. Needham, in his capacity as Managing General Partner of Needham Management Partners, L.P., the sole general partner of each of Needham Emerging Growth Partners, L.P., Needham Contrarian Fund, L.P. and Needham Emerging Growth Partners (Caymans), L.P.

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE:

                  445 Park Avenue
                  New York, New York 10022

Item 2(c)         CITIZENSHIP:

                  See Item 4 of the cover pages attached hereto

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.001 par value

Item 2(e)         CUSIP NUMBER:

                  237934104

Item 3            Not Applicable

Item 4            OWNERSHIP:

                  (a)      Amount beneficially owned and (b) Percent of Class:

                  See Items 5 through 11 of the cover pages attached hereto

                  This Schedule 13G shall not be construed as an admission that any Reporting Person, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended or for other purposes, is the
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                  beneficial owner of any securities covered by this
                  statement.

                  (c) See Items 5 through 8 of the cover pages attached hereto

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  See Item 9 of the cover pages attached hereto

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP:

                  Not Applicable

Item 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10           CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2002

                                        NEEDHAM MANAGEMENT PARTNERS, L.P.


                                        By:      /s/ George A. Needham
                                                 ------------------------
                                                 George A. Needham
                                                 Managing General Partner

                                        GEORGE A. NEEDHAM


                                        /s/ George A. Needham
                                        ---------------------
                                        George A. Needham